[The following bulletin was distributed to Knoll suppliers on April 22, 2021.] Bulletin

Filed by Knoll, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.

Commission File No.: 001-12907

Date: April 22, 2021

April 19, 2021

To:

All KnollTextiles Suppliers

From:

Enrico Colzani

President

KnollTextiles

Moving Forward

Knoll and Herman Miller to Combine

For over 80 years, Knoll has been synonymous with modern design. Our partners have played an important role in our growth and success, which is why we are reaching out to update you on some exciting news, both for Knoll and our industry.

As announced, Herman Miller and Knoll will combine, sharing a commitment to design, innovation, operation-al excellence and sustainability. We expect the transaction to close by the end of the third quarter of calendar year 2021, subject to the satisfaction of closing conditions. A press release with more details was issued and can be found here: www.knoll.com/discover-knoll.

We are excited about this combination for many reasons. Bringing Herman Miller and Knoll together will create the preeminent leader in modern design, catalyzing the transformation of the home and office sectors at a time of unprecedented disruption. Our businesses are highly complementary, and collectively we will have 19 leading brands, presence across over 100 countries worldwide, a global dealer network, 64 showrooms globally, 43 physical retail locations and global multi-channel e-Commerce capabilities.

As distributed working models become the new normal for companies, businesses are reimagining the office to foster collaboration, culture and focused work, while supporting a growing remote employee base. At the same time, consumers are making significant investments in their homes. Together, we believe we will be well positioned to lead the industry in redefining home and office design solutions, and will be poised to meet our customers everywhere they live and work.

Herman Miller and Knoll both have cultures guided by values that support problem solving design, and doing well by doing good, and these shared beliefs will contribute to a smooth integration. But for now, and until the transaction closes, Herman Miller and Knoll will continue to operate as separate, independent companies. This means that our existing contracts with you will continue to be honored in accordance with their terms and all business will continue in the normal course. Your contacts at Herman Miller will also remain the same. In short, it remains business as usual and there will be no change in how we work with you.

We expect the process to be seamless for you and will continue to communicate any new information to you throughout the process leading up to close and beyond. In the interim, if you have any questions, please don’t hesitate to reach out to your usual contact.

You remain critical to our success. We greatly appreciate your support and look forward to continuing our business relationship with you.

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Forward-Looking Statements

This communication relates to a proposed business combination transaction between Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Herman Miller’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Herman Miller does business, or on the Company’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate the Company’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of the Company and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that the Company or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Herman Miller and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Herman Miller will be available free of charge on Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://knoll.gcs-web.com/sec-filings or by contacting the Company’s Investor Relations department at Investor_Relations@knoll.com.

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Participants in the Solicitation

The Company, Herman Miller and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by Herman Miller with the SEC on July 17, 2020. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Herman Miller using the sources indicated above.

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